UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

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Commission File Number: 001-38527

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Uxin Limited

1&3/F, No. 12 Beitucheng East Road,

Chaoyang District, Beijing 100029,

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ___X____ Form 40-F _________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

EXPLANATORY NOTE

This current report on Form 6-K is hereby incorporated by reference to the registration statement on Form F-3 (File No. 333-259199) filed with the U.S. Securities and Exchange Commission on August 31, 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UXIN LIMITED

By:	/s/ Feng Lin
Name:	Feng Lin
Title:	Chief Financial Officer

Date: December 29, 2021

Exhibit Index

Exhibit 99.1—	Unaudited Interim Consolidated Financial Statements of Uxin Limited as of and for the six months ended September 30, 2021